UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, June 8, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Dear Sirs:

Through a Form 6-K furnished on May 17, 2018, we informed to the market the suspension of the trading of our American depositary shares in the New York Stock Exchange ("NYSE") and the beginning of the delisting procedures, due to the delay in the presentation of the Annual Report on Form 20-F for the year 2017. In addition, we informed on the same Form 6-K, that we could remedy the omission that motivated said decision on a date close to June 28, 2018.

Later, we filed our request for an appeal of the aforementioned decision of the NYSE, communicating immediately through a Relevant Information Communication on May 25, 2018.

Within this context, we comply to inform, as a Relevant Information Communication, that today, the NYSE has notified us that the term to support our request for an appeal expires on July 19, 2018 and it has been programed a hearing for October 11 of the same year.

Notwithstanding, we conclude that the process of preparing the Annual Report on Form 20-F for the year 2017 continues to advance according to plan and, consequently, we should comply and remedy the omission within the estimated time of the Form 6-K of May 17, 2018.

Sincerely,

____________________

/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: June 8, 2018